U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SCULLY ROYALTY LTD.

PROXY STATEMENT SUPPLEMENT

for the Annual General Meeting of Shareholders

of

SCULLY ROYALTY LTD.

to be held on December 27, 2025

DECEMBER 22, 2025

These materials are important and require your immediate attention. They require shareholders of Scully Royalty Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact Scully Royalty Ltd.

SCULLY ROYALTY LTD.

PROXY STATEMENT SUPPLEMENT

DECEMBER 22, 2025

This proxy statement supplement ("Supplement") is being furnished to holders ("Shareholders") of common shares of US$0.001 par value each of Scully Royalty Ltd. (the "Company") in connection with the solicitation of proxies by the board of directors (the "Board") and management of the Company for use at the annual general meeting to be held at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China on Saturday, December 27, 2025 at 8:00 a.m. (Hong Kong time) and any adjournment(s) or postponement(s) thereof (the "Meeting"), for the purposes set forth in the Notice of Annual General Meeting dated November 28, 2025, a copy of which has been already been furnished to Shareholders.

This Supplement modifies and supplements the Management Information Circular of the Company dated November 28, 2025 (the "Circular"). This Supplement forms a part of and shall be deemed to be included in the Circular. To the extent that any statement contained in this Supplement modifies, supplements or amends any statement contained in the Circular, such statement in the Circular shall be deemed to be so modified, supplemented or amended. Any capitalized terms used but not defined in this Supplement shall have the meaning ascribed to such terms in the Circular.

Except as set forth in this Supplement, the Circular remains unamended from the version furnished to shareholders and publicly filed on the SEC's website at www.sec.gov and under the Company's profile at www.sedarplus.ca.

The information contained herein is given as of December 22, 2025, except as otherwise stated.

Advance Notice Matters

On November 25, 2025, MILFAM LLC ("MILFAM") delivered to the Company notice that it intended to nominate a slate of 5 individuals to the Board at the Meeting. On December 5, 2025, the Company informed MILFAM that its notice was invalid for failing to meet the required timelines prescribed by the Company's advance notice provisions set forth in the Company's Amended and Restated Memorandum and Articles of Association dated July 12, 2017 (the "Articles"). Despite this, MILFAM filed a dissident proxy circular on December 8, 2025 (the "Dissident Circular") seeking to force an election of its nominees.

In conjunction with the filing of its Dissident Circular, MILFAM filed an application before the Grand Court of the Cayman Islands seeking a declaration that its notice was valid. On December 19, 2025, the Grand Court issued an order declaring that the notice of director nomination was validly delivered within the time period set out in, and in compliance with, the requirements as to timing contained in Article 20.2 of the Articles. The Company believes the decision is incorrect at law and it therefore intends to appeal the decision to the Cayman Islands Court of Appeal for a hearing to be heard as soon as possible.

The Dissident Circular Omits Critical Information for Shareholders and is Materially Misleading

Notwithstanding the Company's firm belief that MILFAM's director nominations have violated the Company's advance notice provisions set forth in the Articles, the Company has repeatedly notified MILFAM of certain omissions in the Dissident Circular which are, individually and taken together, significant and material in order for the Company's Shareholders to make an informed vote.

The Dissident Circular, among other deficiencies, discloses that the MILFAM nominees are "independent" and that they would "fairly represent the interests of all Shareholders of the Company". However, MILFAM has purposefully withheld and obfuscated important relationships and positions between certain of its nominees and the MILFAM group. These omissions obscure the fact that a majority of the MILFAM nominees have significant past ties and relationships with the MILFAM group, including:

•	The Dissident Circular fails to disclose that its proposed nominee, Alan Howe, currently continues to serve as a member of the Manager Oversight Committee of MILFAM.

•	Proposed MILFAM nominee Mr. Howe is currently a director of Alimco Financial Corporation ("Alimco"), the parent company of Alimco Re Ltd. ("Alimco Re"), a member of the MILFAM group, and he has served in such role for approximately two decades. An SEC filing by Alimco disclosed that in 2019, Mr. Howe's "principal occupation" was acting as Chairman of Alimco.

Additionally, the Company understands that Mr. Howe has also served as Alimco's Chief Executive Officer from 2016 to 2019 and that he continued to serve as Alimco's Chairman until as recently as 2023.

The Dissident Circular disclosed that MILFAM's proposed nominee, Skyler Wichers, serves as an executive and portfolio manager of MILFAM and as a director of Alimco, but curiously omits Mr. Howe's longer standing and more senior positions with this member of the MILFAM group. MILFAM also discloses various positions that Mr. Howe has held with other entities dating as early as 1995, but curiously omits any mention of his long-standing service to the MILFAM group, including what was once admitted by Alimco as his "principal occupation".

•	MILFAM has not disclosed the Shareholders compensation received by Mr. Howe from MILFAM and/or members of the MILFAM group for his service to them.

•	The Dissident Circular discloses that Mr. Howe served as a director of Spartacus Acquisition Corp. ("Spartacus") and Determine Inc. ("Determine"), and further discloses that he served as Chief Financial Officer and Vice President of Corporate Development for Teletrac Inc. ("Teletrac"). However, it omits certain important relationships held by Mr. Howe with MILFAM, Alimco, Neil Subin and other members of the MILFAM group. Mr. Howe currently serves on the board of directors of NextNav Inc. ("NextNav"), a publicly traded entity, on which Mr. Subin also serves as a director and in which Mr. Subin and entities appearing related to the MILFAM group are significant shareholders. The Dissident Circular only mentions that Mr. Howe was a director of Spartacus until its business combination with NextNav in 2021. It makes no mention of his current co-directorship with Mr. Subin at this publicly traded company in which Mr. Subin and related parties have significant shareholdings. Additional omissions include that: (i) Spartacus was a special purpose acquisition corporation formed in 2020 and sponsored by Spartacus Sponsor LLC, whose managing members included MILFAM CI LLC, which was disclosed as controlled by MILFAM CI Management LLC (controlled by Mr. Subin), and whose directors at the time of its listing included Mr. Howe and Mr. Wichers; (ii) Mr. Howe also served as Chief Financial Officer of Teletrac in 2001 when Mr. Subin and MILFAM nominee Mark Holliday together served as directors of Teletrac; and (iii) Alimco, Mr. Subin and other entities appearing related to them and the MILFAM group owned more than 50% of Determine's outstanding shares when they caused it to be liquidated and dissolved in 2019.

•	In respect of MILFAM nominee Mark Holliday, the Dissident Circular fails to disclose that he and Mr. Subin served concurrently as directors of Teletrac, FiberTower Corporation ("FiberTower") and Primus Telecommunications Group, Incorporated ("Primus"), and that Mr. Subin held observer status at Kaspien Holdings Inc. ("Kaspien") during Mr. Holliday's tenure as a director. Additionally, the Dissident Circular did not disclose that: (i) Mr. Holliday was a director of Kaspien from 2022 until at least its delisting in 2023, at which time Mr. Subin and other members of the MILFAM group were disclosed as its largest shareholder. Alimco also had appointed another director to the Kaspien board and Mr. Subin also had board observer rights at Kaspien pursuant to arrangements entered into with certain shareholders; (ii) Mr. Subin and Mr. Holliday served concurrently on the Primus board; and (iii) Mr. Subin and Mr. Holliday served as directors of FiberTower until they jointly resigned in 2009 and that a company controlled by Mr. Subin periodically served as a "consultant" to a significant shareholder of FiberTower in and around that time.

Despite our multiple demands, MILFAM continues to keep material information from Shareholders. We question why, and ask what else are they and their disclosed and undisclosed joint actors hiding?

We urge Shareholders to use caution in reviewing MILFAM's proxy materials and we continue to assess the impacts of its actions on the Company's business and operations, including its regulated banking operations. We will provide updates to our Shareholders as we continue to take appropriate action against this opportunistic and improper attempt by MILFAM and its disclosed and undisclosed joint actors to take control of the Company.

The Company encourages Shareholders to read the Company's Circular, together with this Supplement, and vote FOR the management nominees set forth in the WHITE proxy. A Shareholder who has already voted on the MILFAM gold proxy is still entitled to vote and submit the management WHITE proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	December 22, 2025